UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification Of Late Filing

SEC File Number: 001-40636

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2024

PART I: REGISTRANT INFORMATION

Full Name of Registrant: Muliang Viagoo Technology, Inc.

Address of Principal Executive Office:

2498 Wanfeng Highway, Lane 181

Fengjing Town, Jinshan District
Shanghai, China 201501

PART II: RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III: NARRATIVE

MULIANG VIAGOO TECHNOLOGY, INC. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2024 (the “Quarterly Report”) by May 15, 2024 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report. As a result, the Registrant is still in the process of compiling the required information to complete the Quarterly Report, and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the three months ended March 31, 2024, to be incorporated in the Quarterly Report. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

PART IV: OTHER INFORMATION

(1)	Name and telephone number of person(s) to contact in regard to this notification

Lirong Wang	+86	21 67355092
Name	Area Code	Telephone Number

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

YES ☐ NO ☒ The Registrant’s Form 10-K for the fiscal year 2023 has not been filed as of the date of this report.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

YES ☐ NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Muliang Viagoo Technology, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Muliang Viagoo Technology, Inc.

Dated: May 16, 2024	By:	/s/ Lirong Wang
	Name:	Lirong Wang
	Title:	Chief Executive Officer

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